Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Predecessor					Successor	Predecessor	Successor
	FYE 1999	FYE 2000	FYE 2001	FYE 2002	340 days ended August 6, 2003	24 days ended August 30, 2003	Thirteen weeks ended November 30, 2002	Thirteen weeks ended November 29, 2003
Fixed Charges
Interest expense	4,696,436	3,611,745	2,742,486	6,332,149	4,568,527	1,519,040	1,254,946	5,828,293
Capitalized interest	139,827	332,653	161,002	208,008	214,398	16,244	38,245	54,740
Amortization of loan costs	—	—	—	510,276	56,325	100,032	125,162	415,932
Interest within rent expense	1,033,138	906,851	1,203,443	1,232,478	1,664,357	141,511	281,711	675,766
Priority distribution	—	—	—	—	—	400,602	—	1,518,947

Total fixed charges	5,869,401	4,851,249	4,106,931	8,282,911	6,503,607	2,177,429	1,700,064	8,493,678

Adjusted earnings
Pretax earnings(1)	64,314,407	89,804,535	81,338,772	77,623,758	80,222,846	10,540,179	16,357,773	19,711,690
add: Fixed charges	5,869,401	4,851,249	4,106,931	8,282,911	6,503,607	2,177,429	1,700,064	8,493,678
less: Interest capitalized	(139,827)	(332,653)	(161,002)	(208,008)	(214,398)	(16,244)	(38,245)	(54,740)
less: preferred distribution	—	—	—	—	—	(400,602)	—	(1,518,947)
less: minority interest in consolidated subsidiary	(119,156)	(27,391)	44,668	(210,541)	(121,545)	(1,670)	(11,365)	(8,195)

Adjusted earnings	69,924,825	94,295,740	85,329,369	85,488,120	86,390,510	12,299,092	18,008,227	26,623,486

Ratio of earnings to fixed charges	11.9x	19.4x	20.8x	10.3x	13.3x	5.6x	10.6x	3.1x

(1)	Pretax earnings for the calculation of ratio of earnings to fixed charges is defined as pretax income from continuing operations before adjustments for minority interest in consolidated subsidiary or income or loss from equity investees.